SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of March, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

PROPOSAL FOR:

•QUARTERLY INTEREST ON CAPITAL STOCK FOR THE FISCAL YEAR OF 2008

•PAYMENT OF QUARTERLY INTEREST ON CAPITAL STOCK FOR THE FIRST QUARTER OF THE YEAR 2008

A) The Board of Officers of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“Unibanco”) and of UNIBANCO HOLDINGS S.A. (“Unibanco Holdings”) have decided to propose to their respective Boards of Directors to hold meetings on March 27th, 2008, in order to discuss:

I. That Board of Directors' meetings should be held on a quarterly basis with the purpose of deciding on the payment of interest on capital stock to the shareholders (“Quarterly Interests”) in 2008, to be paid in the amounts set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT*	GDS**
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross Amount	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.7646920
Net Amount	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.6499880
(*) Each Share Deposit Certificate (“UNIT”) represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**)Each Global Depositary Share (“GDS”) negotiated at New York Stock Exchange (NYSE: UBB) corresponds to 10 Units.

Both Board of Directors may, at their sole discretion, based on reasonable causes, decide (i) to modify the conditions foreseen to the payment of Quarterly Interests, such as amount, form and dates, being able indeed to propose the payment of the compensation under the form of dividends, or (ii) not to pay the Quarterly Interests in certain quarters.

II. The payment of Quarterly Interests, relating to the first quarter of 2008, in the gross total amounts of R$113.5 million and R$54.9 million, and net total amounts of R$96.4 million and R$46.6 million, respectively to Unibanco and Unibanco Holdings, to be made on April 30th, 2008.

This payment shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2008, in accordance with the provisions of paragraph 7th of the article 9th of the Federal Law 9,249/95, paragraph 8th of article 44 of the by-laws of Unibanco and of the article 36 of the by-laws of Unibanco Holdings.

1

Should the Quarterly Interest proposals described herein be approved, the shareholders of Unibanco and of Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with gross and net amounts set forth in the table below. Such values correspond to 1 (one) share, 1 (one) Share Deposit Certificate (“Unit”)* or 1 (one) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) shall apply, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT	GDS
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross Amount	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.7646920
Net Amount	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.6499880
(*) Each Share Deposit Certificate (“UNIT”) represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**)Each Global Depositary Share (“GDS”) negotiated at New York Stock Exchange (NYSE: UBB) corresponds to 10 Units.

B) Should the proposals above of the Board of Officers be approved:

In Brazil, the date of March 27th, 2008, will be considered as “Record Date” for the purpose of determining the right to receive the payment of interest on capital stock, on April 30th, 2008. Unibanco’s and Unibanco Holdings’ shares and Units will be traded ex-interest on capital stock from March 28th, 2008 on.

In the United States of America, April 1st, 2008 will be considered as “Record Date” for the purpose of attending the obligation assumed by the GDS program maintained by the Companies. The GDSs will be traded ex-interest on capital stock from March 28th, 2008 on.

São Paulo, March 17th, 2008.

UNIBANCO - UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.

Geraldo Travaglia Filho
Investor Relations Officer

     For additional information contact:
Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 - 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3584-1980
Fax: (55 11) 3584-1585
E-mail: investor.relations@unibanco.com

www.ir.unibanco.com

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.